Exhibit 99.1

US GreenFiber, LLC

Consolidated Financial Statements

December 31, 2008, 2007 and 2006

US GreenFiber, LLC

Index

December 31, 2008, 2007 and 2006

Page(s)

Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Operations and Members’ Equity	3

Statements of Cash Flows	4

Notes to Financial Statements	5–13

PricewaterhouseCoopers LLP
214 North Tryon Street
Suite 3600
Charlotte, NC 28202
Telephone (704) 344-7500
Facsimile (704) 344-4100

Report of Independent Auditors

To the Board of Managers
US GreenFiber, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and members’ equity and cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC and its subsidiaries (the “Company”) at December 31, 2008 and 2007 and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 16, 2009

US GreenFiber, LLC

Consolidated Balance Sheets

December 31, 2008 and 2007

	2008	2007

Assets
Current assets
Cash	$17,302	$98,064
Accounts receivable, less allowance for doubtful accounts of $150,000 in 2008 and 2007	19,344,910	20,669,041
Futures contracts	—	1,605,000
Other assets	1,518,485	2,162,037
Inventories	8,458,417	8,977,061
Deferred tax asset	79,255	—
Total current assets	29,418,369	33,511,203
Property, plant and equipment, net	52,929,997	54,915,597
Goodwill	10,180,421	10,180,421
Intangible assets, net	3,489,082	3,737,589
Deferred financing costs, net	357,490	—
Total assets	$96,375,359	$102,344,810

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$8,024,110	$11,030,768
Accrued liabilities	7,615,828	9,793,429
Futures contracts	4,171,000	—
Current portion of capital lease obligation	352,015	267,379
Current portion of long-term debt	—	15,462,721
Total current liabilities	20,162,953	36,554,297
Capital lease obligation	609,769	285,248
Other liabilities	613,657	510,805
Deferred tax liability	678,847	713,926
Long-term debt	19,777,856	2,056,822
Total liabilities	41,843,082	40,121,098
Commitments and contingencies
Members’ equity	54,532,277	62,223,712
Total liabilities and members’ equity	$96,375,359	$102,344,810

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Operations and Members’ Equity

Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Sales	$126,138,803	$150,397,360	$182,822,904
Cost of sales	108,645,690	126,916,143	139,406,587
Gross profit	17,493,113	23,481,217	43,416,317
Selling, general and administrative expenses	23,031,208	27,984,050	32,848,962
(Loss) income from operations	(5,538,095)	(4,502,833)	10,567,355
Interest expense, net	(1,305,280)	(1,005,016)	(928,945)
Other expense	(119,320)	(407,150)	(175,742)
(Loss) income before income taxes	(6,962,695)	(5,914,999)	9,462,668
Income tax benefit (provision)	47,260	(137,622)	(256,326)
Net (loss) income	(6,915,435)	(6,052,621)	9,206,342
Other comprehensive (expense) income	(5,776,000)	1,272,000	(449,000)
Comprehensive (loss) income	(12,691,435)	(4,780,621)	8,757,342

Members’ equity
Beginning of year	62,223,712	67,004,333	58,246,991
Contributions	5,000,000	—	—
End of year	$54,532,277	$62,223,712	$67,004,333

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash flows from operating activities
Net (loss) income	$(6,915,435)	$(6,052,621)	$9,206,342
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	10,027,722	10,276,889	7,979,673
Amortization	407,910	320,124	320,410
Deferred taxes	(114,334)	161,628	(229)
(Gain) loss on disposal of assets	(168,049)	285,106	(32,753)
Provision for accounts receivable	—	33,072	76,967
Changes in operating assets and liabilities (exclusive of acquisitions)
Accounts receivable	1,324,131	2,342,345	5,136,690
Inventories	518,644	(1,317,581)	(1,923,949)
Accounts payable	(3,006,658)	(1,670,004)	(2,584,861)
Accrued expenses	(2,177,601)	(346,468)	728,218
Other assets	643,552	115,672	(425,126)
Other liabilities	102,852	(144,868)	(900,916)
Net cash provided by operating activities	642,734	4,003,294	17,580,466

Cash flows from investing activities
Purchases of property, plant and equipment	(7,387,434)	(6,586,522)	(18,153,502)
Purchases of intangible assets	(79,455)	(118,614)	(154,440)
Purchase of Blue Sky Manufacturing assets (Note 1)	—	—	(1,533,482)
Purchase of Redi-Therm, Inc. (Note 1)	—	—	(15,753,905)
Proceeds from sale of property and equipment	261,122	402,948	318,278
Net cash used in investing activities	(7,205,767)	(6,302,188)	(35,277,051)

Cash flows from financing activities
Line of credit borrowings	17,777,856	5,402,000	12,377,000
Line of credit payments	(13,405,900)	—	(4,373,100)
Loan borrowings	2,000,000	—	10,000,000
Loan payments	(4,113,643)	(3,025,954)	(2,860,403)
Repayments on capital lease obligations	(338,604)	(306,188)	(308,631)
Debt issuance costs	(437,438)	—	—
Member contributions	5,000,000	—	—
Net cash provided by financing activities	6,482,271	2,069,858	14,834,866
Net decrease in cash	(80,762)	(229,036)	(2,861,719)

Cash
Beginning of year	98,064	327,100	3,188,819
End of year	$17,302	$98,064	$327,100

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,239,747	$1,004,892	$981,942

Supplemental schedule of noncash transactions
Gain (loss) in fair market value of cash flow hedge derivatives	(5,776,000)	1,272,000	(449,000)
Purchase of equipment under capital leases	747,761	106,694	579,349
Assets acquired through accounts payable	—	442,954	220,084

The accompanying notes are an integral part of these consolidated financial statements.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

1.                            Summary of Significant Accounting Policies and Description of the Business

Description of the Business

US GreenFiber, LLC (the “Company”) was incorporated in July 2000 under the state laws of Delaware.  The Company is an equally-owned joint venture formed by Louisiana-Pacific (“LP”) and Casella Waste Systems, Inc. (“Casella”) whereby each contributed certain cellulose manufacturing operations to the joint venture.

The Company, based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and retailers.  The Company has manufacturing facilities located in Albany, New York, Atlanta, Georgia; Charlotte, North Carolina; Delphos, Ohio; East St. Louis, Illinois; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Sacramento, California; Salt Lake City, Utah; Tampa, Florida and Waco, Texas.

Under the terms of the joint venture agreement (the “Agreement”), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

On February 8, 2006, the Company entered into a stock purchase agreement to acquire 100% of the issued and outstanding shares of capital stock of Redi-Therm Insulation, Inc., Redi-Therm Transportation, Inc., Redi-Therm Trucking, Inc., and Redi-Therm, Recycling, Inc. for a total purchase price of approximately $15.8 million.  The acquisition was accounted for using the purchase method of accounting.  Accordingly, the consideration paid was allocated based on the estimated fair value of the net assets acquired.  The purchase price was allocated as follows:

Working capital, net	$433,642
Equipment	5,110,000
Noncompete agreements	204,000
Customer relationships	2,812,000
Goodwill	7,194,263
$15,753,905

On January 3, 2006, the Company entered into an asset purchase agreement to acquire substantially all of the assets of the division of Blue Sky Manufacturing Incorporated located in East St. Louis, Missouri, for a total purchase price of approximately $1.5 million.  The consideration paid was allocated based on the estimated fair value of the net assets acquired.  The purchase price was allocated as follows:

Machinery and equipment	$1,045,210
Inventories	131,100
Noncompete agreements	100,000
Goodwill	257,172
$1,533,482

Principles of Consolidation

The consolidated financial statements include the accounts of US GreenFiber, LLC and its wholly owned subsidiaries, GreenFiber Albany, Inc. and GreenFiber Salt Lake City, Inc.  All significant intercompany accounts and transactions have been eliminated.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Inventories

Inventories consist primarily of raw material (recycled newspaper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

As of December 31, 2008, the Company had entered into 13 raw material contracts with various suppliers in order to mitigate supply risk on recycled newspaper.  These contracts, with various expiration dates through 2012, require the Company to purchase approximately 75,000 short tons of raw material per month at various prices which approximate market prices as defined within the contracts.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 5).

Property, Plant and Equipment

Property, plant and equipment is recorded at cost.  Expenditures for maintenance, repairs and minor renewals are expensed as incurred.  Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Estimated
Asset Classification	Useful Lives

Buildings and improvements	15–20 years
Furniture and fixtures	3–10 years
Machinery and equipment	1–13 years
Trucks and trailers	4–8 years

When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Intangible Assets

Intangible assets subject to amortization total approximately $3,489,000 and $3,738,000 at December 31, 2008 and 2007, respectively, and consist principally of patents, noncompete agreements and customer lists, which are amortized on a straight-line method over useful lives ranging from 5 to 20 years.  The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on various analyses, including cash flows and profitability projections.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2008, 2007 or 2006.  Amortization of intangible assets charged to operations amounted to approximately $328,000 for 2008 and $320,000 for 2007 and 2006.  Estimated amortization expense for each of the next five years is as follows:

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

2009	$328,000
2010	327,000
2011	269,000
2012	265,000
2013	265,000

Goodwill

Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets primarily acquired in purchase business combinations in 2006 and 2005.  Goodwill totaled approximately $10,180,000 at December 31, 2008 and 2007.  The Company evaluates the recoverability of goodwill on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts.  Such evaluation is based on the estimated fair value of goodwill using various analyses, such as discounted cash flows and peer industry data.  These analyses necessarily involve management judgment.  No impairment charges were recorded in 2008, 2007 or 2006.

Debt Financing Costs

Debt financing costs that are capitalized are amortized using the effective interest method over the estimated term of the related debt.  During 2008, debt financing costs associated with the Company’s current credit agreements totaled approximately $437,000 and were capitalized.

Income Taxes

The Company is a limited liability company.  All income, losses, tax credits and deductions are allocated to the Company’s members and reported on the income tax return of each member.  In 2005, the Company acquired its GreenFiber Albany, Inc. subsidiary, and in 2006, the Company acquired its GreenFiber Salt Lake City, Inc. subsidiary.  These acquired entities are taxed as corporations.  Accordingly, a provision for income taxes is recognized in the 2008, 2007 and 2006 consolidated statements of operations for the Company.

Concentration of Credit Risk

The Company maintains its cash in bank accounts that at times exceed federally insured limits.  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and trade receivables.  The Company’s accounts receivable are derived from revenue earned from customers located in the United States.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

For the years ended December 31, 2008, 2007 and 2006 approximately 55%, 54% and 47%, respectively, of sales were to six customers.  As of December 31, 2008 and 2007, 57% and 60% of accounts receivable were from these six customers, respectively.

Revenue Recognition

Revenue is recognized at the time goods are shipped and title has transferred to the customer.  The Company provides sales incentives in the form of rebates to certain customers.  The rebates are presented as a reduction of sales in the consolidated statements of operations and members’ equity.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.                            Inventories

Inventories consist of the following at December 31:

	2008	2007

Parts	$464,138	$509,717
Raw material	5,938,514	6,171,235
Finished goods	2,055,765	2,296,109
	$8,458,417	$8,977,061

3.                            Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2008	2007

Land	$330,268	$330,268
Construction in progress	—	2,012,882
Buildings and improvements	8,727,609	8,187,731
Furniture and fixtures	1,060,646	1,262,519
Machinery and equipment	83,206,453	76,155,577
Trucks and trailers	15,085,843	14,201,179
	108,410,819	102,150,156
Less: Accumulated depreciation	(55,480,822)	(47,234,559)
	$52,929,997	$54,915,597

4.                            Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2008	2007

Accrued payroll, bonus and related items	$1,523,377	$1,871,661
Sales and other taxes	403,596	518,347
Customer rebate programs	1,941,085	1,889,558
Legal contingencies (Note 8)	2,200,000	2,200,000
Other	1,547,770	3,313,863
	$7,615,828	$9,793,429

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

5.                            Derivative Instruments

The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks.  The Company uses derivatives only for purposes of managing risk associated with underlying exposures.  The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures.  The Company’s use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility.  Complex instruments involving leverage or multipliers are not used.  Management believes that its use of derivative instruments to manage risk is in the Company’s best interest.

At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge).  Existing commodity instruments of the Company have been designated as cash flow hedges as of December 31, 2008 and 2007.  For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income.  When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of income as the hedged item.  In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of goods sold.

The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company’s risk management objectives and strategies for entering into the hedge relationship.  This process includes matching the hedging instrument to the underlying hedged item (assets, liabilities, firm commitments or forecasted transactions).  At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item.  If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument are recognized in earnings during the period it no longer qualifies as a hedge.

The Company uses commodity contracts to manage price exposures on anticipated purchases of raw material.  Of the 263,000 tons, 346,000 tons and 441,000 tons of raw materials purchased during 2008, 2007 and 2006, respectively, approximately 60,000 tons, 50,000 tons and 26,000 tons were hedged with contracts, respectively.  The Company’s strategy is to hedge certain production requirements for various periods up to 60 months.  As of December 31, 2008 and 2007, approximately 60,000 tons and 50,000 tons or 31% and 19%, respectively, of production requirements for the next 12 months were hedged.

As of December 31, 2008 and 2007, the fair values of outstanding commodity contracts, based on quotes from brokers and observable market trading rates, reflected on the balance sheets were approximately $(4,171,000) and $1,605,000, respectively.  Gains of approximately $1,103,000, $822,000 and $472,000, respectively, are included as a component of cost of sales in the statements of operations and members’ equity for the years ended December 31, 2008, 2007 and 2006.  Gains and (losses) of approximately $(5,776,000), $1,272,000 and $(449,000), respectively, are included in the financial statements as other comprehensive income in the statements of operations and members’ equity for the years ended December 31, 2008, 2007 and 2006.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

6.                            Fair Value Measurements

The Company adopted SFAS No. 157, Fair Value Measurements for its financial assets and liabilities on January 1, 2008.  SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS No. 157 establishes a three level fair value hierarchy to prioritize the inputs used in valuations, as defined below:

Level 1

Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3

Unobservable inputs for the asset or liability.

As of December 31, 2008, the fair values of the Company’s liabilities measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total

Liabilities
Recycled paper hedges	$—	$4,171,000	$—	$4,171,000
Total liabilities at fair value	$—	$4,171,000	$—	$4,171,000

Recycled paper hedges are valued based on broker quotes and observable market trading rates, and are classified within Level 2 of the fair value hierarchy.

7.                            Debt

Outstanding debt obligations as of December 31, 2008 are as follows:

Outstanding Balance

Line of credit	$17,777,856
Term loan	2,000,000
19,777,856
Less: Current portion of debt	—
Long-term debt	$19,777,856

During 2008, the Company entered into a collateralized, revolving line of credit (the “LOC”) with Wachovia Bank, N.A. which provides for borrowings up to $30 million or a lesser amount as defined in the LOC agreement based on current values of certain of the Company’s assets and the amount of outstanding letters of credit issued on the Company’s behalf.  The LOC is collateralized

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

by the Company’s receivables, inventories and property, plant and equipment.  The LOC bears interest which is payable monthly at a rate of either one-month LIBOR or Prime plus an applicable margin as specified in the agreement (the rate was 4.9% at December 31, 2008).  There are no required principal repayments on the LOC until August 2010, at which time all outstanding borrowings and interest are due in full.  At December 31, 2008, the Company had available and unused borrowing capacity under the LOC of approximately $1.1 million.

Concurrent with the execution of the LOC agreement, the Company also entered into a long-term loan (the “Loan”) with Wachovia Bank, N.A. for $2 million.  The Loan is also collateralized by the Company’s receivables, inventories and property, plant and equipment.  The Loan bears interest which is payable monthly at a rate of either one-month LIBOR or Prime plus an applicable margin as specified in the agreement (the rate was 3.4% at December 31, 2008).  There are no required principal repayments on the Loan until August 2010, at which time all outstanding borrowings and interest are due in full.  Payments of principal are permitted during the term of the agreement in minimum increments of $500,000.

The LOC and the Loan contain multiple financial covenants, the most restrictive of which is a monthly, cumulative EBITDA threshold.  The agreements also contain various positive and negative operating and financial reporting covenants which are customary for such debt instruments.  At September 30, 2008, the Company was in violation of the cumulative EBITDA covenant.  The Company subsequently received a waiver from Wachovia Bank, N.A., dated October 27, 2008, which unconditionally waives this violation.  At December 31, 2008, the Company believes that it is in compliance with all covenants required by its debt agreements.

Aggregate maturities of outstanding borrowings and advances are as follows:

2009	$—
2010	19,777,856
$19,777,856

8.                            Income Taxes

Income tax benefit (provision) for the year ended December 31 is comprised of the following:

	2008	2007	2006

Current
Federal	$—	$49,231	$(40,229)
State	(67,074)	(25,225)	(216,326)
	(67,074)	24,006	(256,555)
Deferred
Federal	99,237	(166,760)	229
State	15,097	5,132	—
	114,334	(161,628)	229
	$47,260	$(137,622)	$(256,326)

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

The components of net deferred taxes are as follows:

	2008	2007

Deferred tax assets
Inventories	$79,255	$—
Net operating loss carryforwards	659,094	459,924
	738,349	459,924
Deferred tax liabilities
Depreciation	(890,218)	(831,959)
Amortization	(447,723)	(341,891)
	(1,337,941)	(1,173,850)
Net deferred tax liability	$(599,592)	$(713,926)

The Company made cash payments (net of refunds) for income taxes of approximately $(173,000), $(9,000) and $90,000 in 2008, 2007 and 2006, respectively.

The Company has a federal net operating loss carryforward of approximately $1,739,000 and state net operating loss carryforwards totaling approximately $1,212,000 at December 31, 2008 which begin to expire in 2026.

9.                            Commitments and Contingencies

The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through April 2019.

The following is a schedule, by year, of the future minimum payments under capital and operating leases as of December 31, 2008:

	Capital Leases	Operating Leases

Year Ending December 31
2009	$352,015	$3,248,170
2010	224,662	2,884,836
2011	148,574	2,415,153
2012	124,586	2,082,394
2013	111,947	1,864,451
Thereafter	—	4,283,204
Total minimum payments	961,784	$16,778,208
Less: Current portion of capital lease obligation	352,015
Long-term capital lease obligation	$609,769

Rent expense for the years ended December 31, 2008, 2007 and 2006 was approximately $5,140,000, $4,288,000 and $5,392,000, respectively.

The Company has no future capital expenditure commitments outstanding at December 31, 2008.

US GreenFiber, LLC

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Other contingent liabilities with respect to product liabilities, legal proceedings and other matters arise in the normal course of business.  The Company recorded liabilities totaling $2.2 million at December 31, 2008 and 2007 for potential product liability claims.  Charges associated with such claims totaled $0, $1.1 million and $1.1 million in 2008, 2007 and 2006, respectively, and are included in selling, general and administrative expenses in the statements of operations.  The amounts recorded were estimated based on an assessment of potential liability using an analysis of available information with respect to unasserted claims, historical experience and, where available, recent and current trends.  In the opinion of management, no such matters exist which, in the event of an unfavorable outcome, would have a material effect on the Company’s financial position, results of operations and cash flows.

10.                     Benefit Plans

The Company’s overall compensation and benefits program includes a nonqualified incentive bonus program for a select group of employees.  Benefits payable under this plan are calculated on the successful execution and completion of certain strategic and financial goals.  Liabilities associated with this plan totaled approximately $575,000, $585,000 and $260,000 at December 31, 2008, 2007 and 2006, respectively, and is in included in accrued liabilities.

The Company has established a long-term incentive plan (“LIP”) for certain directors and senior management designed to compensate these individuals for the creation of long-term business value.  The Company had accrued $0 at December 31, 2008 and 2007 for the LIP.

The Company has established deferred compensation awards (“stay bonus awards”) for certain senior management personnel designed to compensate these individuals for their future service to the Company through 2009.  Liabilities associated with these awards totaled $237,500 and $0 at December 31, 2008 and 2007, respectively.

Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees.  Each year, participants may contribute amounts up to 15% of pretax compensation.  The Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions.  Total contributions to the plan were approximately $411,000, $464,000 and $437,000 during 2008, 2007 and 2006, respectively.

11.                     Related Party Transactions

The Company, in the normal course of business, incurred various charges from LP and Casella.  These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended December 31, 2008, 2007 and 2006 totaled approximately $106,000, $147,000 and $282,000, respectively.

Additionally, the Company purchased raw materials (recycled newspaper) from FCR Recycling, a subsidiary of Casella, during 2008, 2007 and 2006 of approximately $3,989,000, $4,824,000 and $3,923,000, respectively.

The Company had accounts payable to LP of $33,000 and $57,000 at December 31, 2008 and 2007, respectively.